Filed by Mirant Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Mirant Corporation

(Commission File No. 001-16107)

Below is a copy of the presentation that was given by Mirant on its Second Quarter 2010 Earnings Results on August 6, 2010

Dickerson Generating Station Mirant Corporation Second Quarter 2010 Earnings Results August 6, 2010

Safe Harbor Statement
Forward-Looking Statements
This presentation may contain statements, estimates or projections that constitute “forward-looking statements” as defined under U.S. federal securities laws. In some cases, one can identify forward-looking statements by terminology such as “will,” “expect,” “plan,” “lead,” “project” or the negative of these terms or other comparable terminology. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from Mirant’s historical experience and our present expectations or projections. These risks include, but are not limited to: (i) legislative and regulatory initiatives relating to the electric utility industry; (ii) changes in, or changes in the application of, environmental or other laws; (iii) failure of our assets to perform as expected, including due to outages for unscheduled maintenance or repair; (iv) changes in market conditions or the entry of additional competition in our markets; (v) the expected timing and likelihood of completion of the proposed merger with RRI Energy, including the timing, receipt and terms and conditions of required stockholder, governmental and regulatory approvals that may reduce anticipated benefits or cause the parties to abandon the merger; the ability of the parties to arrange debt financing in an amount sufficient to fund the refinancing contemplated in, and on terms consistent with, the Merger Agreement; the diversion of management’s time and attention from our ongoing business during the time we are seeking to complete the merger; the ability to maintain relationships with employees, customers and suppliers; the ability to integrate successfully the businesses and realize cost savings and any other synergies; and the risk that credit ratings of the combined company or its subsidiaries may be different from what the companies expect; and (vi) those factors contained in our periodic reports filed with the SEC, including in our Quarterly Report on Form 10-Q for the period ended
June 30, 2010. The forward-looking information in this document is given as of this date only, and Mirant assumes no duty to update this information.
Non-GAAP Financial Information
The following presentation includes certain “non-GAAP financial measures” as defined in Regulation G under the Securities Exchange Act of 1934. A schedule is attached hereto and is posted on the Company’s website at mirant.com (in the Investor Relations - Presentations section) that reconciles the non-GAAP financial measures included in the following presentation to the most directly comparable financial measures calculated and presented in accordance with Generally Accepted Accounting Principles. In addition, the Company has included a more detailed description of each of the non-GAAP financial measures used in this presentation, together with a discussion of the usefulness and purpose of these measures as Exhibit 99.2 to the
Company’s Current Report on Form 8-K furnished to the SEC with its earnings press release.

Safe Harbor Statement
Additional Information and Where To Find It
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between RRI Energy and Mirant, on May 28, 2010, RRI
Energy filed with the SEC a Registration Statement on Form S-4 that includes a preliminary joint proxy statement of RRI Energy and Mirant and that also constitutes a preliminary prospectus of RRI Energy. On July 6, 2010, RRI Energy amended these materials. These materials are not yet final and will be further amended. RRI Energy and Mirant will distribute the final joint proxy statement/prospectus to their respective shareholders. RRI
Energy and Mirant urge investors and shareholders to read the registration statement, and any other relevant documents filed with the SEC, including the preliminary joint proxy statement/prospectus that is a part of the registration statement, and the definitive joint proxy statement/prospectus, when available, because they contain or will contain important information. You may obtain copies of all documents filed with the SEC
Participants in The Merger Solicitation
RRI Energy, Mirant, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from RRI Energy and Mirant shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of RRI Energy and Mirant shareholders in connection with the proposed merger is contained in the preliminary joint proxy statement/prospectus and will be contained in the definitive joint proxy statement/prospectus when it becomes available. You can find information about RRI Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on April 1, 2010. You can find information about Mirant’s executive officers and directors in its definitive proxy statement filed with the SEC on
March 26, 2010 and supplemented on April 28, 2010. Additional information about RRI Energy’s executive officers and directors and Mirant’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4. You can obtain free copies of these documents from RRI Energy and Mirant as described above.
regarding this transaction, free of charge, at the SEC’s website
(www.sec.gov).
You may also obtain these documents, free of charge,
from RRI Energy’s website
(www.rrienergy.com)
under the tab “Investor Relations” and then under the heading “Company Filings.” You may also obtain these documents, free of charge, from Mirant’s website
(www.mirant.com)
under the tab “Investor Relations” and then under the
heading “SEC Filings.”

GenOn Energy – Merger Update
Filed Amended S-4 in response to SEC comment letter on July 6, 2010
Entered into agreements with financial institutions
Commitment for $750 million to $1.0 billion five-year revolving credit facility
Commercially reasonable efforts to syndicate a $500 million term loan
Underwrite up to $1.9 billion of senior unsecured notes
Regulatory approvals
Received New York State Public Service Commission clearance on July 20, 2010
Received Federal Energy Regulatory Commission (FERC) approval on
August 2, 2010
Received Hart-Scott-Rodino second request from the Department of Justice on
July 15, 2010
Merger expected to close by the end of 2010
Operational Performance - Cash Generation - Prudent Growth

Financial Highlights
($millions)
In Q2, change in Adjusted EBITDA principally attributable to
-
Lower realized value of hedges
-
Lower energy gross margins from fuel oil management activities
Higher energy gross margins from Mid-Atlantic generation
For 6 Months, change in Adjusted EBITDA also attributable to
-
Lower energy gross margins from Northeast generation
-
Lower net gains from sales of emissions allowances
Adjusted EBITDA 149 200 311 395
Q2 6 Months
2010 2009 2010 2009
Operational Performance - Cash Generation - Prudent Growth

4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
3.35
2.34
2.21
1.24
1.01
1.08
0.67
1.45
1.01
1.15
0.50
0.34
0
0.34
2004
2005
2006
2007
2008
2009
YTD 2010

100%
95%
90%
85%
80%
84%
87%
89%
89%
2007
2008
2009
YTD 2010

Operations Highlights
Mirant’s safety incident rates remain at low levels
Commercial Availability, the percent of maximum achievable energy gross margin that was realized in the period, remains at a high level
Commercial Availability
Safety Incident Rates
Lost Time Incident Rate
Lost Time EEI Top Quartile Benchmark
Recordable Incident Rate
Recordable EEI Top Quartile Benchmark
Operational Performance - Cash Generation - Prudent Growth

Market Update Since May
Near term (2010)
Natural gas prices increased and currently trade around $4.85/mmBtu for the balance of the year
Power prices in PJM increased and heat rates expanded as power rose more than natural gas
Northern Appalachian coal prices increased and trade around $62/ton
On-peak dark spreads increased while off-peak dark spreads decreased
Longer term (2011 – 2014)
Natural gas prices decreased and currently trade in a range of $5.20 to
$5.80/mmBtu
Power prices in PJM decreased but heat rates expanded as power declined less than natural gas
Northern Appalachian coal prices were relatively unchanged and are quoted in a range of $63– $75/ton
Dark spreads generally declined
Operational Performance - Cash Generation - Prudent Growth

Electricity Markets
Reserve Margins
Forecasted reserve margins incorporate the latest information from each ISO
Eastern markets are forecasted to tighten because little generation is being built
Source:  Mirant forecasts
Operational Performance - Cash Generation - Prudent Growth
8%
12%
16%
20%
24%
28%
32%
36%
40%
2010 2011 2012 2013 2014
New York East N.California PJM East New England PJM RTO (ex. COMED)
Target Reserve range

Hedge Levels
Based on Expected Total Generation
Aggregate
Baseload Coal
1. Positions as of July 13, 2010
Shaded boxes represent net additions to prior guidance; empty boxes represent net decreases since prior guidance
2. 2010 represents period between August and December
3. Power hedges include hedges with both power and natural gas
Operational Performance - Cash Generation - Prudent Growth
0%
20%
40%
60%
80%
100%
Power Fuel
2010                   2011                  2012                2013                   2014
0%
20%
40%
60%
80%
100%
Power Fuel
2010                   2011                  2012                2013                    2014
3
3
2
2

Benicia
Pittsburg Power Plant
Contra Costa Power Plant
Pittsburg
Antioch
Marsh Landing Generating Station
Oakland
San Francisco
Potrero Power Plant

Marsh Landing Generating Station
•
California Energy Commission
preliminary approval of environmental
permits issued on July 26, 2010
Final decision expected on
August 25, 2010
•
CPUC approval of PPA with PG&E
issued on July 29, 2010
•
Project financing to close in Q3
•
Construction expected to begin in
late 2010 and to be completed by
mid-2013
Operational Performance - Cash Generation - Prudent Growth

Financial Results
(millions, except per share amounts)
1
Per share amount for Q2 2010 net loss is based on basic weighted average shares outstanding of 145 million
Operational Performance - Cash Generation - Prudent Growth
6 Months
2010 2009 2010 2009
Net income (loss) (263) $ 163 $   144 $   543 $
Unrealized (gains) losses on derivatives 340 14 (12) (240)
Bankruptcy charges and legal contingencies - (62) 1 (62)
Postretirement benefit curtailment gain (37) - (37) -
Other 6 16 11 5
Adjusted net income 46 131 107 246
Interest, taxes, depreciation & amortization 103 69 204 149
Adjusted EBITDA 149 $   200 $   311 $   395 $
Diluted weighted average shares outstanding 146 145 146 145
Earnings per share:
Net income (loss) (1.81) $
1
1.12 $  0.99 $  3.74 $
Adjusted net income 0.32 $  0.90 $  0.73 $  1.70 $
Q2

Realized Gross Margin
(millions)
Operational Performance - Cash Generation - Prudent Growth
Q2 2010 Q2 2009 YTD 2010 YTD 2009
Energy
96 71 206 182
Contracted & Capacity
138 137 280 271
Realized Value of Hedges
78 152 147 260
Total Realized Gross Margin
312 360 633 713
$312
$360
$633
$713
$0
$100
$200
$300
$400
$500
$600
$700
$800

Adjusted Free Cash Flow
(millions, except per share amounts)
2010 2009 2010 2009
Net cash provided by (used in) operating activities (152) $   113 $       150 $       384 $
     Bankruptcy claim payments -            -              -              1
     Emission allowance sales proceeds 1           2              3              17
     Capitalized interest (3)          (31)          (3)            (33)
Adjusted net cash provided by (used in) operating activities (154)      84            150          369
Capital expenditures, excluding capitalized interest (72)        (176)        (157) (345)
Adjusted free cash flow (226)      (92)          (7)            24
     MD Healthy Air Act capital expenditures 29         126          77            248
     Marsh Landing capital expenditures and working capital 2           -              2              -
Adjusted free cash flow (w/o MD HAA & Marsh Landing) (195) $   34 $         72 $         272 $
     Diluted weighted average shares outstanding 146       145          146          145
Adjusted free cash flow per share (w/o MD HAA & Marsh Landing) (1.34) $  0.23 $      0.49 $      1.88 $
6 Months Q2
Operational Performance - Cash Generation - Prudent Growth

Consolidated Debt and Liquidity
(millions)
Debt
$        2,562
Cash and cash equivalents
Mirant Corporation 1,388 $
Mirant Americas Generation -
Mirant North America 272
Mirant Mid-Atlantic 159
Other 30
Total cash and cash equivalents 1,849
Less restricted and reserved (11)
Available cash & cash equivalents 1,838
Revolver & LC availability 662
Total available liquidity 2,500 $
June 30, 2010
Operational Performance - Cash Generation - Prudent Growth

Capital Expenditures
(millions)
Maryland Healthy Air Act spending prior to 2010 totaled approximately $1.405 billion
Normalized maintenance CapEx of $50 million to $60 million per year
Other environmental expenditures include the remaining $33 million deposited in escrow for control of small dust particles as part of the Potomac River agreement
Operational Performance - Cash Generation - Prudent Growth
2010
¹
2011
Environmental
Maryland Healthy Air Act 269 $      - $
Other 10 33
Maintenance 103 45
Construction
Marsh Landing Generating Station 47 185
Other 30 42
Other 18 11
Total Capital Expenditures²
477 $      316 $
1
Includes actuals for January through June
2
Excludes capitalized interest unrelated to the Marsh Landing project financing
Forecast

Takeaways
Creation of GenOn Energy will deliver significant value to stockholders
Hedging cushioned Mirant in Q2 2010 from the effects of relatively low commodity prices
Eastern markets are forecasted to tighten because little generation is being built
Mirant continues to make progress to permit, finance and commence construction of its Marsh Landing generating facility later in 2010
Operational Performance - Cash Generation - Prudent Growth

Appendix

Federal NOL Status
Mirant’s estimated Federal NOL balance at December 31, 2009 was $2.7 billion
An “ownership change” requires Mirant to reset  the limitation that determines how much annual taxable income may be offset by its NOLs in future years
An ownership change occurs if there is an increase of more than 50 percentage points in the ownership of Mirant stock held by large Mirant shareholders from the date of a previous ownership change
New limitation depends on Mirant stock value on the ownership change date and an interest rate determined by the IRS
We expect that Mirant will experience an “ownership change” for federal income tax purposes  on the closing date of the proposed merger with RRI
Energy
RRI Energy has advised us that they expect RRI Energy to experience an ownership change on the closing date of the merger as well
Operational Performance - Cash Generation - Prudent Growth

Federal NOL Status (Cont.)
Assuming the shares of Mirant and RRI Energy are at or near current prices on the closing date of the proposed merger, Mirant expects that
The combined company, GenOn Energy, will be unable to use any pre merger NOLs for the first 5 years following the merger
Thereafter, assuming sufficient taxable income, GenOn will be able to use approximately $100MM – $125MM per year of pre merger NOLs until such NOLs expire
Based on current commodity price forecasts, Mirant expects that GenOn Energy will pay only federal Alternative Minimum Tax and  certain state income taxes during the 5 years immediately following the merger
Mirant‘s Board of Directors has extended its stockholder rights plan and the plan was approved at its 2010 Annual Meeting of Stockholders held on May 6, 2010
There is no assurance that the stockholder rights plan will prevent an ownership change prior to the closing date of the proposed merger
Operational Performance - Cash Generation - Prudent Growth

Additional Hedge Information
1 Projected as of July 13, 2010
2 Power hedges include hedges with both power and natural gas
3 Realized Value of Hedges are nominal values and do not include certain adjustments required under fair value accounting
($millions)
Q2
2010
Q2
2009
YTD
2010
YTD
2009 2010 2011 2012 2013 2014
Power
2
91 $    194 $  175 $  323 $
333 $  221 $  172 $  176 $  169 $
Fuel (13)      (42)      (28)      (63)      (51)      (33)      (35)     (10)     (1)
Realized Value of Hedges 78 $    152 $  147 $  260 $  282 $  188 $  137 $  166 $  168 $
Projected
1,3
Actual
Operational Performance - Cash Generation - Prudent Growth
Aug-Dec 2010 2011 2012 2013
2.41 $          2.79 $          3.32 $          3.28 $
Average contract price of hedged coal before delivery
($/mmBtu)

Quarterly Generation by Dispatch Type
Operational Performance - Cash Generation - Prudent Growth
Net MW
Net MWh
Generated EAF (%) (1)
Net Capacity
Factor (%) Net MW
Net MWh
Generated EAF (%) (1)
Net Capacity
Factor (%)
Baseload
MidAtlantic 2,729 3,061,916 70.9 51.3 2,765 3,441,013 84.3 57.0
Northeast 238 355,283 88.8 70.2 238 333,034 84.7 65.8
California 0 0 0 0
Total Baseload 2,967 3,417,199 72.3 52.7 3,003 3,774,047 84.3 57.7
Intermediate
MidAtlantic 1,400 277,198 51.7 9.3 1,400 34,807 37.5 1.2
Northeast 2,265 49,278 80.6 1.0 2,265 37,562 70.1 0.8
California 2,191 88,587 94.1 1.9 2,191 213,600 78.4 4.5
Total Intermediate 5,856 415,063 79.0 3.3 5,856 285,969 65.6 2.3
Peaking
MidAtlantic 1,065 63,694 88.9 2.6 1,065 4,505 93.7 0.2
Northeast 32 941 85.4 1.4 32 63 98.3 0.1
California 156 (433) 98.3 0.0 156 271 75.3 0.1
Total Peaking 1,253 64,202 89.9 2.3 1,253 4,839 91.6 0.2
Total Mirant 10,076 3,896,464 78.4 17.7 10,112 4,064,855 74.5 18.4
(1) Equivalent Availability Factor - the total hours a unit is available in a period minus the sum of all full and partial outage equivalent hours, expressed as a percent of all hours in a period.
Generation by Dispatch Type
Second Quarter 2010 Second Quarter 2009

Year to Date Generation by Dispatch Type
Operational Performance - Cash Generation - Prudent Growth
Net MW
Net MWh
Generated EAF (%) (1)
Net Capacity
Factor (%) Net MW
Net MWh
Generated EAF (%) (1)
Net Capacity
Factor (%)
Baseload
MidAtlantic 2,729 7,034,084 77.4 59.3 2,765 7,167,376 83.6 59.7
Northeast 238 719,693 92.6 70.6 238 698,244 89.6 68.5
California 0 0 0 0
Total Baseload 2,967 7,753,777 78.6 60.2 3,003 7,865,620 84.0 60.4
Intermediate
MidAtlantic 1,400 331,890 44.6 5.5 1,400 139,181 36.0 2.3
Northeast 2,265 58,154 86.7 0.6 2,265 571,590 83.0 5.8
California 2,191 211,853 88.6 2.2 2,191 389,246 80.0 4.1
Total Intermediate 5,856 601,897 77.5 2.4 5,856 1,100,017 70.8 4.3
Peaking
MidAtlantic 1,065 70,054 90.7 1.4 1,065 35,512 92.6 0.7
Northeast 32 1,327 89.0 1.0 32 369 98.1 0.3
California 156 (588) 97.2 0.0 156 502 83.9 0.1
Total Peaking 1,253 70,793 91.4 1.2 1,253 36,383 91.7 0.6
Total Mirant 10,076 8,426,467 79.7 19.1 10,112 9,002,020 77.5 20.4
(1) Equivalent Availability Factor - the total hours a unit is available in a period minus the sum of all full and partial outage equivalent hours, expressed as a percent of all hours in a period.
Generation by Dispatch Type
YTD 2010 YTD 2009

Equivalent Forced Outage Rate (EFOR)
EFOR  =
Forced Outage Hours
Forced Outage Hours + Service Hours
2010 2009 2010 2009
Mid-Atlantic Baseload Coal 7% 10% 6% 10%
Q2 YTD
Operational Performance - Cash Generation - Prudent Growth

Mirant Operations
10,076 MW
Power plants sized by capacity
Canal
Pittsburgh
Contra
Costa
Chalk Point
Morgantown
Dickerson
Potomac River
Dickerson
Potomac River
Northeast
3,054 MW
Mid Atlantic
5,256 MW
Contra
Costa
Dickerson
Potomac River
Dickerson
Potomac River
Northeast
3,054 MW
Contra
Costa
Dickerson
Potomac River
Dickerson
Potomac River
Northeast
3,054 MW
Kendall
California
2,347 MW
Bowline
Martha’s Vineyard
Potrero
Capacity by Fuel Type
Operational Performance - Cash Generation - Prudent Growth
Coal
29%
Gas
24%
Oil
10%
Dual
37%

Development Opportunities
• Potential to add 2,500 – 3,500 MWs of capacity
Entered into ten-year Power Purchase Agreement with
PG&E for new 760 MW Marsh Landing Generating Station
California
Northeast
Mid Atlantic
Boston
N.Y.C.
Washington, DC
• Potential to add 1,000 –
1,500 MWs of capacity
• Potential to add 4,000 –
5,000 MWs of capacity
Pittsburgh
Dickerson
Bowline
Chalk Point
Morgantown
Canal
San Francisco
Contra
Costa
Operational Performance - Cash Generation - Prudent Growth
Lovett

Share Count
(millions)
Operational Performance - Cash Generation - Prudent Growth
Weighted average shares outstanding - basic 145 145 145 145
Effect of dilutive securities 1 0 1 0
Weighted average shares outstanding - diluted 146 145 146 145
Shares outstanding at quarter end - basic 145 145 145 145
Effect of dilutive securities 1 0 1 0
Shares outstanding at end of quarter - diluted
146 145 146 145
Three Three Six Six
Months Ending
June 30, 2009
Months Ending Months Ending Months Ending
June 30, 2010 June 30, 2009 June 30, 2010

Regulation G Reconciliation
Operational Performance - Cash Generation - Prudent Growth
(in millions except per share)
Net Income (Loss) (263) $       (1.81) $        163 $         1.12 $
Unrealized losses 340 2.34 14 0.10
Bankruptcy charges and legal contingencies - - (62) (0.43)
Severance and bonus plan for dispositions - - 13 0.09
Postretirement benefit curtailment gain (37) (0.25) - -
Other 6 0.04 3 0.02
Adjusted Net Income 46 $          0.32 $         131 $         0.90 $
Provision for income taxes 1 -
Interest expense, net 49 33
Depreciation and amortization 53 36
Adjusted EBITDA 149 $        200 $
June 30, 2010 June 30, 2009
1
Per share amounts for 2010 are based on basic weighted average shares outstanding of 145 million, for all amounts except adjusted net income which is based on diluted weighted average shares outstanding of 146 million. Per share amounts for 2009 are based on diluted weighted average shares outstanding of 145 million.
Table 1
Net Income (Loss) to Adjusted Net Income and Adjusted EBITDA
Quarter Ending Quarter Ending
Per Share
¹
Per Share
¹

Regulation G Reconciliation
Operational Performance - Cash Generation - Prudent Growth
(in millions except per share)
Per Share
¹
Per Share
¹
Net Income 144 $      0.99 $        543 $      3.74 $
Unrealized gains (12) (0.08) (240) (1.65)
Bankruptcy charges and legal contingencies 1 - (62) (0.43)
Severance and bonus plan for dispositions - - 13 0.09
Lower of cost or market inventory adjustments, net 6 0.04 (11) (0.07)
Postretirement benefit curtailment gain (37) (0.25) - -
Other 5 0.03 3 0.02
Adjusted Net Income 107 $      0.73 $        246 $      1.70 $
Provision for income taxes 1 8
Interest expense, net 99 69
Depreciation and amortization 104 72
Adjusted EBITDA 311 $      395 $
1
Per share amounts for 2010 are based on diluted weighted average shares outstanding of 146 million. Per share amounts for 2009 are based on diluted weighted average shares outstanding of 145 million.
Table 2
Net Income to Adjusted Net Income and Adjusted EBITDA
Year to Date Year to Date
June 30, 2010 June 30, 2009

Regulation G Reconciliation
(in millions )
Mid-
Atlantic Northeast California
Other
Operations Eliminations Total
Net Income (Loss) (233) $      (12) $         4 $              (22) $            - $                 (263) $
Unrealized losses 317          10               -                 13                 -                    340
Lower of cost or market inventory adjustments, net (4)             -                 -                 7                   -                    3
Postretirement benefit curtailment gain -               -                 -                 (37)                -                    (37)
Merger-related costs -               -                 -                 3                   -                    3
Adjusted Net Income (Loss) 80 $         (2) $           4 $              (36) $            - $                 46 $
Provision for income taxes -               -                 -                 1                   -                    1
Interest expense, net -               1                 -                 48                 -                    49
Depreciation and amortization 36            6                 7                 4                   -                    53
Adjusted EBITDA 116 $       5 $              11 $           17 $              - $                 149 $
Table 3
Adjusted Net Income (Loss) and Adjusted EBITDA
Quarter Ending June 30, 2010
Operational Performance - Cash Generation - Prudent Growth

Regulation G Reconciliation
(in millions )
Mid-
Atlantic Northeast California
Other
Operations Eliminations Total
Net Income (Loss) 206 $       (14) $         6 $              (54) $            - $                 144 $
Unrealized losses (gains) (29)           14               -                 3                   -                    (12)
Bankruptcy charges and legal contingencies -               -                 -                 1                   -                    1
Lower of cost or market inventory adjustments, net 1               -                 -                 5                   -                    6
Postretirement benefit curtailment gain -               -                 -                 (37)                -                    (37)
Merger-related costs -               -                 -                 5                   -                    5
Adjusted Net Income (Loss) 178 $       - $              6 $              (77) $            - $                 107 $
Provision for income taxes -               -                 -                 1                   -                    1
Interest expense, net 1               1                 -                 97                 -                    99
Depreciation and amortization 69            12               15               8                   -                    104
Adjusted EBITDA 248 $       13 $           21 $           29 $              - $                 311 $
Table 4
Adjusted Net Income (Loss) and Adjusted EBITDA
Year to Date June 30, 2010
Operational Performance - Cash Generation - Prudent Growth

Regulation G Reconciliation
(in millions )
Mid-
Atlantic Northeast California
Other
Operations Eliminations Total
Net Income 133 $       5 $              - $               25 $              - $                   163 $
Unrealized losses (gains) -                (20)             -                  34                 -                      14
Bankruptcy charges and legal contingencies -                -                 -                  (62)                -                      (62)
Severance and bonus plan for dispositions -                -                 -                  13                 -                      13
Lovett shut down costs -                2                 -                  -                   -                      2
Lower of cost or market inventory adjustments, net 3               -                 -                  (2)                  -                      1
Adjusted Net Income (Loss) 136 $       (13) $          - $               8 $                - $                   131 $
Interest expense, net 1               -                 -                  32                 -                      33
Depreciation and amortization 24            5                 5                  2                   -                      36
Adjusted EBITDA 161 $       (8) $            5 $               42 $              - $                   200 $
Table 5
Adjusted Net Income (Loss) and Adjusted EBITDA
Quarter Ending June 30, 2009
Operational Performance - Cash Generation - Prudent Growth

Regulation G Reconciliation
(in millions )
Mid-
Atlantic Northeast California
Other
Operations Eliminations Total
Net Income (Loss) 518 $       35 $           3 $               (14) $            1 $                   543 $
Unrealized losses (gains) (243)         (46)             -                  49                 -                      (240)
Bankruptcy charges and legal contingencies -                -                 -                  (62)                -                      (62)
Severance and bonus plan for dispositions -                -                 -                  13                 -                      13
Lovett shut down costs -                3                 -                  -                   -                      3
Lower of cost or market inventory adjustments, net 7               (1)                1                  (18)                -                      (11)
Adjusted Net Income (Loss) 282 $       (9) $            4 $               (32) $            1 $                   246 $
Provision for income taxes -                -                 -                  8                   -                      8
Interest expense, net 2               -                 1                  66                 -                      69
Depreciation and amortization 48            9                 10                5                   -                      72
Adjusted EBITDA 332 $       - $              15 $            47 $              1 $                   395 $
Table 6
Adjusted Net Income (Loss) and Adjusted EBITDA
Year to Date June 30, 2009
Operational Performance - Cash Generation - Prudent Growth

Regulation G Reconciliation
(in millions)
Mid-Atlantic Northeast California
Other
Operations Eliminations Total
Energy 78 $                  4 $           - $            14 $            - $                 96 $
Contracted & capacity 85                     24            29            -                   -                    138
Incremental realized value of hedges 74                     4               -                -                   -                    78
Realized gross margin 237                   32            29            14                -                    312
Unrealized gross margin (317)                  (10)           -                (13)               -                    (340)
Gross margin (80) $                 22 $         29 $         1 $               - $                 (28) $
(in millions)
Mid-Atlantic Northeast California
Other
Operations Eliminations Total
Energy 19 $                  3 $           - $            49 $            - $                 71 $
Contracted & capacity 86                     22            29            -                   -                    137
Incremental realized value of hedges 152                   -                -                -                   -                    152
Realized gross margin 257                   25            29            49                -                    360
Unrealized gross margin -                       20            -                (34)               -                    (14)
Gross margin 257 $                45 $         29 $         15 $            - $                 346 $
Gross Margin
Quarter Ending June 30, 2010
Table 7
Quarter Ending June 30, 2009
Operational Performance - Cash Generation - Prudent Growth

Regulation G Reconciliation
(in millions)
Mid-Atlantic Northeast California
Other
Operations Eliminations Total
Energy 170 $                1 $           - $            35 $            - $                 206 $
Contracted & capacity 174                   47            59            -                   -                    280
Incremental realized value of hedges 131                   16            -                -                   -                    147
Realized gross margin 475                   64            59            35                -                    633
Unrealized gross margin 29                     (14)           -                (3)                 -                    12
Gross margin 504 $                50 $         59 $         32 $            - $                 645 $
(in millions)
Mid-Atlantic Northeast California
Other
Operations Eliminations Total
Energy 91 $                  18 $         - $            76 $            (3) $               182 $
Contracted & capacity 171                   44            56            -                   -                    271
Incremental realized value of hedges 259                   1               -                -                   -                    260
Realized gross margin 521                   63            56            76                (3)                  713
Unrealized gross margin 243                   46            -                (49)               -                    240
Gross margin 764 $                109 $       56 $         27 $            (3) $               953 $
Table 8
Gross Margin
Year to Date June 30, 2010
Year to Date June 30, 2009
Operational Performance - Cash Generation - Prudent Growth

Regulation G Reconciliation
(in millions)
Gross margin (28) $                           346 $
Unrealized gross margin 340                             14
Lower of cost or market inventory adjustments, net 3                                 1
Adjusted gross margin 315                             361
Operations and maintenance expenses (132)                            (114)
Bankruptcy charges and legal contingencies -                                  (62)
Severance and bonus plan for dispositions -                                  13
Merger-related costs 3                                 -
Postretirement benefit curtailment gain (37)                              -
Lovett shutdown costs -                                  2
Adjusted operations and maintenance expenses (166)                            (161)
Gain on sales of emissions allowances, net 1                                 2
Other income (expense), net (1)                                (2)
Adjusted EBITDA 149 $                          200 $
Table 9
Gross Margin to Adjusted EBITDA
Quarter  Ending Quarter  Ending
June 30, 2010 June 30, 2009
Operational Performance - Cash Generation - Prudent Growth

Regulation G Reconciliation
(in millions)
Gross margin 645 $                          953 $
Unrealized gross margin (12)                              (240)
Lower of cost or market inventory adjustments, net 6                                 (11)
Adjusted gross margin 639                             702
Operations and maintenance expenses (298)                            (276)
Bankruptcy charges and legal contingencies -                                  (62)
Severance and bonus plan for dispositions -                                  13
Merger-related costs 5                                 -
Postretirement benefit curtailment gain (37)                              -
Lovett shutdown costs -                                  3
Adjusted operations and maintenance expenses (330)                            (322)
Gain on sales of emissions allowances, net 3                                 17
Other expense, net (1)                                (2)
Adjusted EBITDA 311 $                          395 $
Table 10
Gross Margin to Adjusted EBITDA
Year to Date Year to Date
June 30, 2010 June 30, 2009
Operational Performance - Cash Generation - Prudent Growth